Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

									Nine Months
	Year Ended December 31,								Ended
	1999		2000	2001		2002		2003	October 2, 2004
Encore
Earnings (in thousands):
Pretax income (loss)	$2,267.0		$(5,052.0)	$765.0		$318.0		$(3,483.0)	$7,126.0
Plus: Fixed charges (as calculated below)	$1,200.0		$1,590.2	$1,588.8		$7,564.2		$5,561.3	$713.3
Less: Minority interest in pre-tax income with no incurred fixed charges	$0.0		$0.0	$0.0		$0.0		$0.0	$0.0

Earnings (loss)	$3,467.0		(3,461.8)	$2,353.8		$7,882.2		$2,078.3	$7,839.3

Fixed Charges (in thousands):
Interest and debt amortization expensed and capitalized	(977.0)		(1,346.0)	(1,299.0)		(7,212.0)		(5,305.0)	(536.0)
Estimated interest within rental expense	(223.0)		(244.2)	(289.8)		(352.2)		(256.3)	(177.3)

Total Fixed Charges	(1,200.0)		(1,590.2)	(1,588.8)		(7,564.2)		(5,561.3)	(713.3)

Ratio of earnings to fixed charges	2.89	x	— (1)	1.48	x	1.04	x	— (1)	10.99	x

						Nine Months
	Year Ended December 31,					Ended
	1999	2000	2001	2002	2003	October 2, 2004
Proforma Consolidated
Earnings (in thousands):
Pretax income (loss)					$(3,598.4)	$3,002.0
Plus: Fixed charges (as calculated below)					31,747.1	20,869.7
Less: Minority interest in pre-tax income with no incurred fixed charges					(205.9)	(185.5)

Earnings (loss)					$27,942.8	$23,686.2

Fixed Charges (in thousands):
Interest and debt amortization expensed and capitalized					(30,813.8)	(20,161.4)
Estimated interest within rental expense					(933.3)	(708.3)

Total Fixed Charges					(31,747.1)	(20,869.7)

Ratio of earnings to fixed charges	(2)	(2)	(2)	(2)	— (1)	1.14	x

(1)	Earnings were inadequate to cover fixed charges for Encore by approximately $5.1 million in 2000 and $3.5 million in 2003, and on a Proforma Consolidated basis by approximately $3.8 million in 2003.

(2)	Proforma historical information is not required for years 1999 through 2002.